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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 14D-1
             Tender Offer Statement Pursuant to Section 14(d)(1) of
                      The Securities Exchange Act of 1934
                               (Amendment No. 6)

                       (Constituting the Final Amendment)

                           COMMUNICATION CABLE, INC.
                           (Name of Subject Company)
                           KUHLMAN ACQUISITION CORP.
                              KUHLMAN CORPORATION
                                   (Bidders)
                    Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)
                                  203378 10 4
                     (CUSIP Number of Class of Securities)
                             Robert S. Jepson, Jr.
                      Chairman and Chief Executive Officer
                           Kuhlman Acquisition Corp.
                              Kuhlman Corporation
                           3 Skidaway Village Square
                            Savannah, Georgia 31411
                           Telephone: (912) 598-7809
                      (Name, Address and Telephone Number
                  of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)
                                With copies to:
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                   Richard A. Walker, Esq.                                         Patrick Daugherty, Esq.
                     Kuhlman Corporation                                  Nelson Mullins Riley & Scarborough, L.L.P.
                  3 Skidaway Village Square                                         100 North Tryon Street
                   Savannah, Georgia 31411                                   Charlotte, North Carolina 28202-4000
                  Telephone: (912) 598-7809                                       Telephone: (704) 417-3101
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          CUSIP No. 203378 10 4                               14D-1
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
        1    Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons:
             Kuhlman Acquisition Corp.                     58-2132248
        2    Check the Appropriate Box if a Member of a Group
             (a) [x]
             (b) [ ]
        3    SEC use only
        4    Source of funds:
             AF, BK
        5    [ ] Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or 2(f)
        6    Citizenship or Place of Organization:
             North Carolina
        7    Aggregate Amount Beneficially Owned by Each Reporting Person:
             2,607,603 shares
        8    [ ] Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
        9    Percent of Class Represented by Amount in Row (7):
             82.2% of all shares stated by the Company to be outstanding at February 15, 1996 (82.0% assuming exercise of all options stated by the Company to be outstanding)
       10    Type of Reporting Person:
             CO
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          CUSIP No. 203378 10 4                               14D-1
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
        1    Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons:
             Kuhlman Corporation                     58-2058047
        2    Check the Appropriate Box if a Member of a Group
             (a) [x]
             (b) [ ]
        3    SEC use only
        4    Source of funds:
             WC, BK
        5    [ ] Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or 2(f)
        6    Citizenship or Place of Organization:
             Delaware
        7    Aggregate Amount Beneficially Owned by Each Reporting Person:
             2,607,603 shares
        8    [ ] Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
        9    Percent of Class Represented by Amount in Row (7):
             82.2% of all shares stated by the Company to be outstanding at February 15, 1996 (82.0% assuming exercise of all options stated by the Company to be outstanding)
       10    Type of Reporting Person:
             CO
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     Kuhlman Acquisition Corp. (the "Purchaser") and Kuhlman Corporation
("Kuhlman") hereby amend their Tender Offer Statement on Schedule 14D-1, originally filed on November 29, 1995 and subsequently amended on January 4,
1996, January 17, 1996, January 23, 1996, February 1, 1996 and February 12, 1996
(as amended to date, the "Statement"), with respect to the Purchaser's offer to purchase any and all outstanding shares of common stock, par value $1.00 per share, of Communication Cable, Inc. (the "Company"). Capitalized terms not defined herein have the meanings assigned to them in the Statement.
ITEM 10. ADDITIONAL INFORMATION.

     On February 16, 1996, Kuhlman and the Company issued a joint press release announcing the expiration of the Offer, the approval of the Voting Rights Proposal and the acceptance and purchase of all tendered Shares. A copy of such press release is attached hereto as Exhibit (a)(19) and is incorporated herein by this reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(19) Press Release dated February 16, 1996.


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                                   SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 1996

                                         KUHLMAN ACQUISITION CORP.
                                         BY /S/ ROBERT S. JEPSON, JR.
                                           ROBERT S. JEPSON, JR.
                                           CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                         KUHLMAN CORPORATION
                                         BY /S/ ROBERT S. JEPSON, JR.
                                           ROBERT S. JEPSON, JR.
                                           CHAIRMAN AND CHIEF EXECUTIVE OFFICER

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                                 EXHIBIT INDEX

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EXHIBIT NO.                        DESCRIPTION
(a)(19)       Press Release dated February 16, 1996
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